This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

January 25, 2006

Item 3: Press Release

A Press release dated and issued January 25, 2006 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

CanAlaska completes further airborne geophysical surveys drill program to commence.

Item 5: Full Description of Material Change

January 25, 2006 Vancouver, BC – CanAlaska Ventures Ltd. (TSX.V – CVV) the Company is pleased to report that the final data for two MEGATEM® electromagnetic airborne geophysical surveys have been received from Fugro Airborne Surveys.  The Alberta survey consists of 4,611 line-km and covers the “Alberta” (128,912 ha) Property.  The “Lake Athabasca” survey consists of 1,695 line-km and covers the western part of the 104,347 ha Lake Athabasca Property.  Both sets of data show multiple geophysical features which appear anomalous to surrounding data sets.  The survey data have been forwarded to Condor Consulting Inc in Denver, Colorado for additional processing and further detailed interpretations.  The Company has employed Condor Consulting Inc, an experienced geophysical consulting group, for reviews of all previous geophysical surveys.

Highlights

•

Results of two additional MEGATEM® surveys received from Fugro Airborne Surveys.  Further processing and imaging underway by Condor Consulting Ltd.

•

Final interpretation report received from Condor Consulting Ltd on first VTEM® airborne survey of Lake Athabasca Property.  Six priority drill targets defined.

•

Ground geophysics and drilling to follow on Stewart Island Uranium deposit.

•

Falcon® High resolution Airborne Gravity Survey received for Helmer Lake.

The final report on processing and interpretation of the 1,076 line-km VTEM® survey flown in 2005 by Geotech Ltd, has been received from Condor Consulting Inc.  It covers the southeastern part of the Lake Athabasca Property. The interpretation defined six primary drill targets related to anomalous conductive targets and irregular offsets of geological trends.  In addition there are 10 secondary drill targets.  Several of these are in the vicinity of known uranium mineralisation, such as the Stewart Island showing.

The Stewart Island showing is a high-grade sandstone-hosted uranium mineralisation with associated clay alteration, located about 50 metres above the unconformity in the vicinity of a strong EW trending structure.  Grades reach 5% U3O8 in outcrop and a small historical ‘reserve” (non 43-101 compliant) has previously been reported.  This showing is an indication that this area possesses the potential for unconformity-type uranium mineralisation.  Previous drilling was mostly shallow and did not test adequately the unconformity in the vicinity of the showing.  Preparations are being made for a programme of surface geophysics followed by drilling.  This program is expected to begin in late February.  Drilling will test the unconformity below the Stewart Island showing as well as geophysical targets defined from the Condor Consulting Inc interpretation of the VTEM® survey.

Camsell
Lake Athabasca
Helmer
Alberta
0 20 Kilometres
CanAlaska Uranium Projects
Other Dispositions
Athabasca Basin Edge
CanAlaska Ventures Ltd.
Northwest Property Locations
Athabasca Basin
Saskatchewan

Johnston Island
Stewart Island
STEWART ISLAND SHOWING
Grouse Island
Lake Athabasca
0 1 Kilometres
Athabasca Sandstone
Murmac Bay Quartzites
Tazin Felsic Paragneiss
Showing
EM Zones
Fault
CanAlaska Ventures Ltd.
Geology & Drill Targets
Stewart Island Area
Lake Athabasca Property

On the Helmer Property, preliminary results have also been received from BHP Billiton on their Falcon® high-resolution airborne gravity-gradiometry survey.  The gravity survey better defines the location of structures related to the Grease River shear zone.  These were partially defined by previous surveys, but historical drill information in this area indicate a vertical offset on this structure of up to 460 metres (1,500 feet).  The Company has developed priority drill targets in this area which will investigate what is indicated to be the source of uranium rich surface boulder trains, and clay alteration zones in the overlying sandstones.

The Company is also pleased to report the completion of camp construction, and drill pad layout for the West MacArthur property.  Drill mobilization is imminent.  The Company has contracted Cyr Drilling International Ltd of Winnipeg for a minimum 5000 metres program for this property.  Further drill details on this and other properties will be reported in the near future.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____January 16, 2006_____________

Date

“Peter Dasler”

_______________________________

Signature of authorized signatory

__Peter Dasler___________________

Print name of signatory

__President & CEO_______________

Official capacity